Sub-Item 77c:  Matters submitted to a vote of security holders

(a) A Special Meeting of Shareholders of the Global Blue Chip Fund was held July 16, 1999.

(b) Not applicable.

(c) The meeting was held to vote on approval of the termination of the Global Blue Chip Fund, which liquidation was to occur as soon as practicable following shareholder approval.

	Affirmative Votes:			43,974
	Opposition or Abstained Votes:	39,017

(d) Not applicable.